

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 13, 2007

Mr. James D. Bunney
President, Chief Executive Officer, and Director
Nuance Resources, Corp.
601-8623 Granville St.
Vancouver, B.C. Canada

> **Re: Nuance Resources, Corp.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 25, 2007**
> **File No. 333-141343**

Dear Mr. Bunney:

    We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A3 Filed May 25, 2007

Financial Statements

1.   We note the changes you made in your Statements of Stockholders' Equity,
        responding to prior comment 8, showing the net liabilities received in the merger
        with Farrier Resources Corp. in line with the number of shares outstanding before
        the event. However, recording the debit to capital in the manner depicted appears
        to yield an inaccurate figure for the par value associated with the number of
        shares outstanding. On page F-1 you indicate the par value is $0.001 per share,
        which would suggest an amount of $44,354, based on the number of outstanding
        shares, rather than $20,296. Unless you have an explanation of why this makes
        sense, it seems you would need to show, in line with the number of shares
        outstanding, a credit of $21,354 for the par value, and a debit of $24,058 in the
        additional paid-in capital column to yield the $2,704 figure in the total column.

        However, if the stated par value per share is incorrect, you would need to adjust
        differently. Your presentation on page F-24 exhibits a similar lack of correlation
        between the stated par value per share and the totals presented. The par values
        per share may be dictated by the state of your incorporation. Please consult with
        your legal advisor in determining the appropriate course of resolution. You may
        also refer to the guidance in ARB 43, paragraph 14 of Chapter 17, for further
        clarification.

Note 4 – Reverse Merger and Recapitalization, page F-8

2.   We note your disclosure stating your transaction is accounted for using the
        purchase method of accounting as a reverse merger recapitalization. In
        accounting for a recapitalization (in this case, a reverse merger recapitalization),
        the purchase methodology is not applicable, as this is utilized for business
        acquisitions, using fair value accounting. Please revise your disclosures as
        necessary to clarify.

3.   Although you disclose under this heading and on page F-30 that on December 29,
        2006, the shareholders of Nuance exercised their right to exchange their shares for
        shares of Farrier, you also state that on January 4, 2007, outstanding shares of
        Nuance were converted into shares of Farrier. Please revise your disclosures to
        clarify how there were shares of Nuance to convert in January, if you completed
        the exchange in December.

4.   Reconcile your disclosure of the $2,704 in net liabilities acquired, consisting of
        $37,058 in cash and $39,762 in liabilities, with the corresponding information
        shown on page F-31, indicating net assets of $24,643 were acquired, based on
        cash of $38,799 and current liabilities of $14,156.

Note 7 – Capital Stock, page F-10

5.   Expand your disclosures here and on page F-18, indicating that 3 million shares were issued in exchange for $15,000 during the period ended November 30, 2006, as necessary to indicate why this transaction does not appear in your Statements of Stockholders' Equity on pages F-4 and F-15.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: T. Towner
        K. Hiller
        C. Moncada-Terry